UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2008

Commission File Number: 000-30134

CDC Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

33/F Citicorp Centre

18 Whitfield Road

Causeway Bay

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Mr. Roy Goodman, divisional Chief Financial Officer of CDC Software Corporation (the “Company”), a wholly-owned subsidiary of CDC Corporation, informed the Company that, for personal reasons, he was unable to relocate to the Company’s offices in Atlanta, Georgia. As a result, Mr. Goodman left his position with the Company effective May 9, 2008. Mr. Goodman’s departure from the Company was not the result of any disagreements with the Company regarding financial or accounting matters.

Exhibit	Description
1.01	Press release dated April 29, 2008 CDC Corporation and Executives Plan Additional Share Buyback

1.02	Press release dated May 7, 2008 CDC Corporation to Hold First Quarter 2008 Earnings Call on May 21, 2008 at 5:30 PM EDT

1.03	Press release dated May 8, 2008 CDC Software’s Pivotal CRM Receives Prestigious Industry Recognition for 12th Consecutive Year

1.04	Press release dated May 14, 2008 CDC Software and Hitachi Joho Announce Strategic Alliance to Market Ross Enterprise in Japan

1.05	Press release dated May 19, 2008 CDC Software Hosts North American User Conference with Record Attendance and Enthusiastic Customer Feedback

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: May 19, 2008	By:	/s/ Mike Latimore
	Name:	Mike Latimore
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.01	Press release dated April 29, 2008 CDC Corporation and Executives Plan Additional Share Buyback

1.02	Press release dated May 7, 2008 CDC Corporation to Hold First Quarter 2008 Earnings Call on May 21, 2008 at 5:30 PM EDT

1.03	Press release dated May 8, 2008 CDC Software’s Pivotal CRM Receives Prestigious Industry Recognition for 12th Consecutive Year

1.04	Press release dated May 14, 2008 CDC Software and Hitachi Joho Announce Strategic Alliance to Market Ross Enterprise in Japan

1.05	Press release dated May 19, 2008 CDC Software Hosts North American User Conference with Record Attendance and Enthusiastic Customer Feedback